333-171990

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

_______________________________

Kawasaki Kisen Kaisha Ltd.

(Exact name of Issuer of deposited securities as specified in its charter)

Japan

(Jurisdiction of Incorporation or organization of Issuer)

_______________________________

JPMorgan Chase Bank, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of depositary's principal offices)

_______________________________

JPMorgan Chase Bank, N.A.

ADR Department

4 New York Plaza, Floor 12

New York, New York 10004

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of agent for service)

_______________________________

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates, LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one share of common stock of Kawasaki Kisen Kaisha Ltd.	n/a	n/a	n/a	n/a

(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

This Post-Effective Amendment is being filed to amend and restate the Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary") and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares that is contained in the form of the American Depositary Receipt itself (constituting the Prospectus) and to change the percentage of a share of common stock represented by each American Depositary Share. The existing Prospectus is being replaced in its entirety by the Prospectus filed with this Post-Effective Amendment and the amended and restated terms thereof are applicable to all currently outstanding and hereafter issued American

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles (12) and (14)

	(iii)	Collection and distribution of dividends	Article (13)

	(iv)	Transmission of notices, reports and proxy soliciting material	Articles (11) and (12)

	(v)	Sale or exercise of rights	Articles (13) and (14)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (18) and (19)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (4), (6), (15), (16) and (17)

	(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)

(3)	Fees and Charges		Article (20)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)

Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary had a good faith belief (after limited investigation), that the issuer of the deposited securities publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (with the location of such Internet Web site) or through an electronic information delivery system generally available to the public in its primary trading market

Article (11)

Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)       Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

(b)       Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)       Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)       Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e)       Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 3, 2017.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

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INDEX TO EXHIBITS

Exhibit

Number

(a)	Form of ADR
(e)	Rule 466 Certification